SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 26, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated October 26, 2004, the Company reported a summary of what was agreed upon in the Shareholders meeting held on October 22, 2004

FIRST: APPOINTMENT OF SHAREHOLDERS TO APPROVE THE MINUTES OF THE MEETING

It was unanimously agreed to appoint the agents of shareholders PARQUE ARAUCO ARGENTINA SA (PAASA) and IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA) to approve and sign the minutes of the Meeting.

SECOND: CONSIDERATION OF THE DOCUMENTATION AS SET FORTH BY SECTION 234 SUBSECTION 1 OF LAW 19550, PERTINENT TO FISCAL YEAR ENDED AS AT JUNE 30, 2004

It was unanimously agreed to omit the reading of the documentation under consideration and the documentation set forth by section 234 subsection 1 of the Business Organizations Law, which was approved as was submitted to the shareholders.

THIRD: CONSIDERATION OF THE BOARD’S PERFORMANCE

The Board’s performance during the fiscal year under consideration was unanimously approved.

FOURTH: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE

The Supervisory Committee’s performance during the fiscal year under consideration was unanimously approved.

FIFTH: ANALYSIS AND CONSIDERATION OF THE PURPOSE OF THE PROFIT/LOSS OF THE FISCAL YEAR ENDED AS AT 06/30/04, WHICH POSTED PROFITS OF $ 18,837,540.

The following items were unanimously approved: 1) the 5% deduction as Statutory Reserve, 2) the distribution of one dividend in cash amounting to $ 17,895,663. The board shall have the power to assign said dividends to the shareholders in accordance with the applicable law.

SIXTH: CONSIDERATION OF THE DECISIONS IMPLEMENTED BY THE CORPORATION IN ITS CAPACITY OF SUBSTITUTE TAXPAYER FOR THE PAYMENT OF THE TAX ON PERSONAL ASSETS OF THE SHAREHOLDERS

The decisions carried out by the Board regarding the tax on personal assets of the shareholders were unanimously approved as well as the absorption of said tax by the Corporation.

SEVENTH: CONSIDERATION OF MR. M. M. MINDLIN’S RESIGNATION

The Mr. Mindlin’s resignation from his position of permanent director effective as of 11/25/03 was unanimously approved.

EIGHTH: DETERMINATION OF NUBMER AND APPOINTMENT OF PERMANENT AND SUBSTITUTE MEMBERS OF THE BOARD

It was unanimously agreed to appoint Mr. Daniel Ricardo Elsztain to fill the vacancy resulting from Mr. Mindlin’s resignation for the full term of office, with the status of non-independent as set forth by resolution 400 of SEC.

NINTH: CONSIDERATION OF THE BOARD’S REMUNERATION AMOUNTING TO $ 2,128,119 PERTINENT TO FISCAL YEAR ENDED AS AT 06/30/04 (TOTAL REMUNERATION), EXCEEDING BY $ 1,126,930 THE LIMIT FIXED AT 5% OF EARNINGS AS SET FORTH BY SECTION 261 OF LAW 19550 AND BY THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION BEFORE THE AMOUNT OF DIVIDEND DISTRIBUTION SUGGESTED

The Board’s remuneration amounting to $ 2,128,119 pertinent to fiscal year ended as at June 30, 2004 was unanimously approved.

TENTH: CONSIDERATION OF SUPERVISORY COMMITTEE’S REMUNERATION PERTINENT TO FISCAL YEAR ENDED AS AT 6/30/2004

It was unanimously agreed no to pay any compensation to the Supervisory Committee on this occasion.

ELEVENTH: REPORT ON THE CORPORATION’S IMPLEMENTED DECISIONS REGARDING THE MERGERS IN PROGRESS

The considerations made by the board as well as the full ratification of all acts so far carried out with a view to the merger in progress were unanimously approved.

TWELFTH: REPORT ON AGREEMENT SIGNED FOR THE EXCHANGE OF CORPORATE SERVICES.

The Board’s implemented decisions and performance concerning the subject under consideration were unanimously approved.

THIRTEENTH: REPORT ON THE IMPLEMENTATION OF THE AUDITING COMMITTEE

All the steps taken in order to create the Auditing Committee in accordance with the regulations in force were unanimously approved. The power to fix the pertinent budget was delegated to the members of the board.

FOURTEENTH: APPOINTMENT OF PERMANENT AND SUBSTITUTE MEMBERS OF THE SUPERVISORY COMMITTEE

The election of Mr. Daniel ABELOVICH, Andrés SUAREZ, Martín BARBAFINA and Fabián CAINZOS as permanent statutory auditors was unanimously approved as well as the appointment of Mr. Carlos RIVAROLA, Hernán ANDRADA and Marcelo Hérctor FUXMAN as substitute statutory auditors for the term of one fiscal year.

FIFTEENTH: APPOINTMENT OF AUDITOR FOR THE COMING FISCAL YEAR AND DETERMINATION OF REMUNERATION

It was unanimously agreed to appoint the auditing firm PRICE WATERHOUSE & CO., member of the firm PriceWaterhouseCoopers, and Abelovich Polano & Asociados as auditors for fiscal year 2004/2005. Their remuneration was fixed at $ 340,000 and $ 295,000 respectively.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: October 28, 2004